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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

         Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

ActivCard S.A.
(exact name of registrant as specified in its charter)

6623 Dumbarton Circle
Fremont, California 94555
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

Forward-looking Statements

        This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: our ability to achieve profitability, uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, dependence on intellectual property rights, and our ability to integrate acquired businesses, products or technologies. Investors are directed to the most recent ActivCard S.A. annual report on Form 20-F, available from the company without charge, for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

        This Form 6-K includes the press release "ACTIVCARD FIRST QUARTER REVENUE INCREASED 20% SEQUENTIALLY AND 15% YEAR OVER YEAR," dated May 2, 2002.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

ActivCard, S.A.
By:	/s/ BLAIR GEDDES
Name:	Blair Geddes
Title:	Chief Financial Officer

ACTIVCARD FIRST QUARTER REVENUE INCREASED
20% SEQUENTIALLY AND 15% YEAR OVER YEAR

  •
  Reiterates Guidance for Sequential Revenue Growth in 2002

  •
  Achieved Operating Expense Reduction Targets

FREMONT, CA—May 02, 2002—ActivCard (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of digital identity provisioning infrastructure, today reported financial results for its first quarter ended March 31, 2002.

Revenue for the first quarter ended March 31, 2002 increased 15% to $8.2 million compared to $7.1 million in the comparable period in 2001. Revenue in the first quarter of 2002 also increased 20% compared to the $6.8 million recorded in the fourth quarter of 2001.

Steven Humphreys, CEO of ActivCard, commented, "Our continuing focus for 2002 is on revenues, profitability, and increasing market share. Our first quarter results demonstrate solid progress in all of these areas. Achieving 20% sequential revenue growth in this challenging market environment is an indicator of the strength of our business position and the breadth of our revenue base. The 15% reduction in operating expenses relative to fourth quarter, after normalizing for the mid-quarter acquisition of Ankari, combined with this revenue increase, has moved us well along the path to profitability. Further, our performance relative to our competitors, many of whom are experiencing flat or negative growth, clearly reflects market share gains which are already underway."

Pro forma net loss for the quarter was $4.4 million, or $0.11 per diluted share, compared to pro forma net income of $115 thousand, or $0.00 per diluted share, in the first quarter of the previous year.

Actual net loss for the quarter was $28.6 million, or $0.71 per diluted share, compared to actual net loss of $371 thousand, or $0.01 per diluted share, in the first quarter of the prior year. The actual net loss for the quarter included a $7.4 million charge for the previously announced restructuring and business realignment of the Company. The Company also recorded a $15.5 million charge associated with a planned disposition of certain operations of the former Authentic8 International, Inc. The $15.5 million charge included a $15.0 million write-down of goodwill and other intangibles. Also excluded from pro forma net loss were acquisition related charges, deferred stock compensation, foreign exchange gains, legal settlement and operating results of discontinued operations.

Mr. Humphreys continued, "During the quarter we experienced accelerated growth in our smart card-based digital identity solutions in the U.S. and broadened our remote access / VPN authentication VAR channels in Europe. Demonstrating the broadening market adoption of our products, we sold over 400,000 licenses of our ActivCard GoldTM client software in the first quarter."

First Quarter 2002 Highlights

  •
  ActivCard's Trinity™ enterprise authentication software product received the Crossroads 2002 A-List Award for Strong Authentication Technology.

  •
  ActivCard and VeriSign announced a furthering of the partnership initiated in 2001 by linking ActivCard's Managed Digital Identity Infrastructure with VeriSign's new Digital Trust Services Framework and teaming to deliver solutions that enable secure Web and e-Business services.

  •
  ActivCard launched a strategic initiative to vigorously enforce its strong intellectual property position and filed a patent infringement lawsuit against Vasco Data Systems International.

  •
  ActivCard announced the integration of its smart card issuance, authentication and identity management system with Sun Microsystems' Sun Open Net Environment (Sun ONE) Platform for Network Identity, enabling a robust, highly scalable smart card and identity lifecycle management solution for enterprise customers.

Second Quarter and Fiscal 2002 Outlook

For the second quarter of 2002, the Company anticipates continued sequential growth with revenues ranging between $9.0 million and $9.5 million. Pro forma loss per share is expected to range between $0.08 and $0.11 per share. ActivCard's financial objectives for fiscal 2002 continue to be revenue growth of 30% to 35% from fiscal 2001 and continued focus on cost controls.

ActivCard's first quarter earnings conference call will be held today, Thursday, May 2nd, at 4:00 p.m. GMT/ 11:00 a.m. EST / 8:00 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's web site. To listen to the web cast, please log on to the Company's web site prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the web cast will also be available at http://www.activcard.com.

About ActivCard

ActivCard is a leader in digital identity and authentication infrastructure. ActivCard solutions enable our customers to easily and securely issue, use and maintain digital identities. Together with our application and solution partners, we enable users and organizations to interact across networks with the same level of confidence as face-to-face transactions. Today, more than 3.5 million people use ActivCard products to establish and manage secure digital identities in government, enterprise and financial services environments worldwide. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Canada, Australia, Germany, Japan, Sweden, Singapore, the United Kingdom and The Netherlands.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the Company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption "Risk Factors" in the Company's annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

US Contacts

Investors:	Media:	Company:
Teresa Thuruthiyil	Ron Heckmann	Rod Stuhlmuller
Morgen-Walke Associates	Morgen-Walke Associates	ActivCard, Inc.
415-296-7383	415-439-4513	510-574-0100

ActivCard, S.A.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

(In thousands of US dollars, except per share data)

Three months ended March 31,	2002	2001
Revenues	$8,165	$7,089
Cost of revenues	2,645	2,513

Gross profit	5,520	4,576

Operating expenses:
Selling and marketing	5,232	5,437
General and administrative	927	1,123
Research and development	4,988	3,595

	11,147	10,155

Loss from operations	(5,627)	(5,579)
Interest and other income	1,242	5,695
Income taxes	(1)	(1)

Pro forma net (loss) income	$(4,386)	$115

Pro forma net (loss) earnings per common share:
Basic	$(0.11)	$0.00
Diluted	$(0.11)	$0.00
Weighted average number of common shares:
Basic	40,512	39,905
Diluted	40,512	42,418
Reconciliation of pro forma net (loss) income to actual net loss:
Pro forma net (loss) income	$(4,386)	$115

Add back items excluded from the derivation of pro forma net (loss) income:
Operating expenses
Acquisition-related charges	735	4,009
Amortization of deferred compensation related to options and warrants granted	250	—
Restructuring and business realignment expenses	7,352	—
Settlement of litigation	—	155

Total excluded from operating expenses	8,337	4,164
Foreign exchange gain	(35)	(3,678)
Loss from discontinued operations	15,918	—

Total net pro forma adjustments	24,220	486

Actual net loss	$(28,606)	$(371)

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)

(In thousands of US dollars, except per share data)

Three months ended March 31,	2002	2001
Revenues	$8,165	$7,089
Cost of revenues	2,645	2,513

Gross profit	5,520	4,576

Operating expenses:
Selling and marketing	5,232	5,437
General and administrative	927	1,123
Research and development	4,988	3,595
Other charges	8,337	4,164

	19,484	14,319

Loss from operations	(13,964)	(9,743)
Interest and other income	1,242	5,695
Foreign exchange gain	35	3,678

Loss from continuing operations before income taxes	(12,687)	(370)
Income taxes	(1)	(1)

Loss from continuing operations	(12,688)	(371)
Loss from discontinued operations	(15,918)	—

Net loss	$(28,606)	$(371)

Net loss per common share:
Basic and diluted	$(0.71)	$(0.01)
Weighted average number of common shares:
Basic and diluted	40,512	39,905
Other charges consist of:
Acquired in process research and development	$68	$—
Amortization of deferred compensation related to acquisition	101	—
Amortization of intangibles related to acquisition	566	—
Acquisition termination charges	—	4,009
Amortization of deferred compensation related to options and warrants granted	250	—
Restructuring and business realignment expenses	7,352	—
Settlement of litigation	—	155

Total other charges	$8,337	$4,164

ActivCard, S.A.

Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)

(In thousands of US dollars)

	March 31, 2002	December 31, 2001
ASSETS
Current assets
Cash and equivalents	$243,350	$248,444
Accounts receivable	5,868	8,314
Inventory	4,205	3,917
Loan to officer	2,742	2,718
Other receivables	1,185	2,647
Assets held for sale	617	15,870
Other current assets	2,103	1,975

Total current assets	260,070	283,885
Property and equipment	8,242	8,868
Goodwill and other intangibles	18,066	17,397
Other assets	1,415	1,057

Total assets	$287,793	$311,207

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$5,993	$5,942
Restructuring and business realignment accruals	5,577	—
Accrued liabilities	2,167	4,016
Liabilities held for sale	1,006	827
Deferred revenue	2,027	2,231

Total current liabilities	16,770	13,016

Long-term liabilities	498	631

Shareholders' equity
Common shares and paid-in capital	394,688	393,914
Accumulated deficit	(98,882)	(70,276)
Accumulated other comprehensive loss	(20,759)	(20,486)
Deferred stock compensation	(4,522)	(5,592)

Total shareholders' equity	270,525	297,560

Total liabilities and shareholders' equity	$287,793	$311,207

ActivCard, S.A.

Unaudited Supplementary Schedule

(In thousands of US dollars)

The following represents assets and liabilities held for sale and loss from discontinued operations related to the planned disposal of certain operations of the former Authentic8 International, Inc.:

	March 31, 2002	December 31, 2001
Assets held for sale consist of:
Current assets	$460	$402
Property and equipment	122	672
Goodwill and other intangibles	—	14,762
Other assets	35	34

Total assets held for sale	$617	$15,870

Liabilities held for sale consist of:
Accounts payable	$269	$340
Accrued liabilities	565	290
Deferred revenue	172	197

Total liabilities held for sale	$1,006	$827

Three months ended March 31,	2002	2001
Loss from discontinued operations consists of:
Operating loss	$384	$—
Impairment of goodwill and other intangibles	14,987	—
Write-down of fixed assets	547	—

Loss from discontinued operations	$15,918	$—

QuickLinks

Form 6-K
Forward-looking Statements
ACTIVCARD FIRST QUARTER REVENUE INCREASED 20% SEQUENTIALLY AND 15% YEAR OVER YEAR
US Contacts
ActivCard, S.A. Unaudited Pro Forma Condensed Consolidated Statements of Operations (In thousands of US dollars, except per share data)
ActivCard, S.A. Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP) (In thousands of US dollars, except per share data)
ActivCard, S.A. Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP) (In thousands of US dollars)
ActivCard, S.A. Unaudited Supplementary Schedule (In thousands of US dollars)